Via Edgar

March 20, 2025

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	GIVBUX, INC.
Amendment 4 to Form 10-12G
Filed February 6, 2025
File No. 000-52142
Amendment No.1 to form 10-Q for Fiscal Quarter Ended September 30, 2024
File No. 000-52142

To Whom it May Concern:

We note the receipt by GivBux, Inc. (the “Company”), a Nevada corporation, of the comment letter (the “Comment Letter”) dated February 27, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-12G (the “Form 10/A-1”) filed on or about February 6, 2025. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter. .

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024

Item 4. Controls and Procedures, page 22

1. We reviewed your response to prior comment 16 and reissue our previous comment. Please revise to provide the disclosures required in Items 307 and 308 of Regulation S-K. In addition, please revise to include the certifications required by

Items 601(b)(31) and (32) of Regulation S-K.

Response: We have included the required disclosure in the document as well as the required certifications

Please note that we have modified the note regarding our CEO since he is present and this amendment will be signed today.

Amendment No. 4 to Registration Statement on Form 10-12G Filed February 6, 2025

Business, page 1

We note your amended disclosure in response to prior comment 1 and we reissue in part. Please address the following:

● Please revise throughout the registration statement to disclose the types of rewards that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to “a[ny] charity of their choice.” Please also revise to define “GivBux Rewards” and include how such rewards are calculated and how you calculate the cash value.

Response: This has been completed

● With respect to your “7 levels” of commissions, please explain why the D3 level receives more compensation than the D1 and D2 levels.

Response: This is how we have programmed our logarithm in our compensation plan to maximize revenues for users/associates. We do not feel that we need to explain this in this document

3. We note your response to prior comment 4 and we reissue in part. Please revise to include Exhibit 4.28.

Response: We have included the Exhibit

4. We note your amended disclosure in response to prior comment 2 and we reissue in part. Please elaborate on the processes that you have put in place in lieu of written agreements with Users, Retailers, and Charities. Additionally, please revise your risk factors to detail the risks associated with operating without written agreements from each of these parties.

Response: We have further described the processes and included a new risk section which addresses the risks associated with operating without written agreement

5. Please clarify on page 6 whether Red Robin is one of your authorized retail merchants.

Response: Yes they are one of our retailers Red Robin® GOURMET BURGERS AND BREWS They are included in exhibit 4.28

Risk Factors, page 11

6. We note your amended disclosure in response to prior comment 6 and we reissue it in part. Please revise to address the following:

● How you received increased subscription revenues without an increase in your number of associates from June 30, 2024 to September 30, 2024, as well as your statements for growth and expectations for “significant growth in the near future”;

Response: Not sure we agree with this statement. We recruited most of our associates during the period June 2024-Sept 2024 and their activity accounted for the increase in revenue

● The amount of revenue and cash inflows derived from your platform;

Response: This is stated all through the document, especially in the financial statements. All of the company’s revenue other than facility rental is derived and processed on GivBux’s platform. It is clearly stated in financial notes.

● Statements regarding the level of success in prior periods, including that you have “grown significantly in recent periods”;

Response: We have modified the statement to eliminate the term significant from our growth since this is an arbitrary term

● The size and demographic of your current customer base;

Response: The number of users and associates are indicated and since we only have retailers in the US, our audience demographic are US residents

● The current status of your product offering(s);

Response: Nothing has changed so I am not sure what is expected here

● The status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;

Response: Please Refer to this statement “The GivBux associates are currently receiving their commissions on the subscription revenue as well as their GivBux rewards as a regular user As of 9/30/24, GivBux Associates were paid $ 14,328 in commissions. This was the first time that the company had associates earning commissions.”

● References to business combinations, asset acquisitions, and a revolving credit facility; and

Response: As of 9/30/2024 there were none and this is stated in the document. We are currently working on some currently but they are not yet closed as of today 03/20/2025

● We note that you deleted all references to “restaurants,” including on page 5 where you discuss where rewards can be redeemed. Please clarify whether users can redeem their GivBux rewards at restaurants.

Response: There were specific references to restaurants which we feel didn’t represent our complete offering. Please refer to the exhibit 4.28 which clearly identifies the restaurants that accept GivBux

7. Risks regarding Notes Payable and Convertible Notes Payable, page 15 We note your response and amended disclosure in response to prior comment 7 and we reissue it in part. Please revise to provide general summaries of the terms of your outstanding loans and convertible debt. Please clarify whether the debt “due in theory” means that such amounts are past due and/or due on demand. Also, to the extent that you have written agreements underlying the various loans detailed in Exhibit 10.2, please include them as exhibits. To the extent that you do not have written agreements, please revise to state as much and detail the associated risks.

Response: We have expanded our statements surrounding the risks associated with the loans and convertible notes Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

8. We note your response to prior comment 11. Please revise your disclosure to include your response and the value of the marketing services that you received.

Response: We have included a brief description of the marketing services being offered. The services are not only for past services but ongoing ones as well.

Results of Operations, page 48

9. We note your response to prior comment 12 and we reissue it in part. Please revise to disclose the source of revenues for each of the periods presented, including September 30, 2023 and December 31, 2023 and 2022.

Response: We have made the changes to indicate the sources of revenue for the requested periods. Item 4. Security Ownership of Certain Beneficial Owners and Management, page 56 10. We note your response to prior comment 13, that the Beneficial Ownership table is up to date; however we note your disclosure in the first sentence of this section on page 56 and the disclosure in footnote 4 on page 57 that the table is as of June 30, 2024.

Please revise to reflect a recent practicable date.

Response: We modified the date to Dec 31, 2024

Item 7. Certain Relationships and Related Transactions, page 60

11. We note your amended disclosure in response to prior comment 7 and we reissue in part. Specifically, we note your statement that “[d]uring the year ended December 31, 2023, the Company borrowed $157,828 from our related parties and repaid $148,552 to our related parties.” Please identify such related parties.

Response: The related parties are Bear Bull Dividends controlled by Kenyatto Jones. The changes have been made to the section

General

12. Your interim financial statements starting on page F-18 are now for the period ended June 30, 2024, but your interim period disclosures in other parts of the filing are for the period ended September 30, 2024. Please revise your interim financial statements and interim period disclosures, as appropriate, for consistency.

Response: Please note that this is done.

Sincerely,

/s/ Umesh Singh
Umesh Singh,
President.